SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               S C H E D U L E 13D

                  Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           GRANITE BROADCASTING CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    387241102
                                    ---------
                                 (CUSIP Number)

                                    Copy to:

Mr. Edward Grinacoff
Sandler Capital Management               Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor             750 Lexington Avenue
New York, New York 10153                 New York, New York 10022
Telephone (212) 754-8100                 Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 11, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                    1 of 18

CUSIP
No. 387241102                           13D

================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                               Sandler Associates

================================================================================
 2    Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                         (b) [ ]
================================================================================
 3    SEC Use Only

================================================================================
 4    Source of Funds*               WC

================================================================================
 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

================================================================================
 6    Citizenship or Place of Organization                              New York

================================================================================
               7   Sole Voting Power
  Number of            155,000 shares                                       1.8%
   Shares     ==================================================================
Beneficially   8   Shared Voting Power
  Owned By             0 shares                                               0%
    Each      ==================================================================
  Reporting    9   Sole Dispositive Power
   Person              155,000 shares                                       1.8%
    With      ==================================================================
              10   Shared Dispositive Power
                       0 shares                                               0%
================================================================================
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                 155,000 shares
================================================================================
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]
================================================================================
13    Percent of Class Represented by Amount in Row (11)
                                                                            1.8%
================================================================================
14    Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    2 of 18

CUSIP
No. 387241102                           13D

================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                               Sandler Capital Management
================================================================================
 2    Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                         (b) [ ]
================================================================================
 3    SEC Use Only

================================================================================
 4    Source of Funds*               WC,00

================================================================================
 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

================================================================================
 6    Citizenship or Place of Organization                            New York

================================================================================
               7   Sole Voting Power
  Number of                  0 shares                                         0%
   Shares     ==================================================================
Beneficially   8   Shared Voting Power
 Owned By                  300,000 shares                                   3.4%
   Each       ==================================================================
 Reporting     9   Sole Dispositive Power
  Person                     0 shares                                         0%
   With       ==================================================================
              10   Shared Dispositive Power
                           300,000 shares                                   3.4%
================================================================================
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                 300,000 shares
================================================================================
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]
================================================================================
13    Percent of Class Represented by Amount in Row (11)                    3.4%
================================================================================
14    Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    3 of 18

CUSIP
No. 387241102                           13D

================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                               Michael J. Marocco

================================================================================
 2    Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                         (b) [ ]
================================================================================
 3    SEC Use Only

================================================================================
 4    Source of Funds*               WC

================================================================================
 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

================================================================================
 6    Citizenship or Place of Organization                         United States

================================================================================
               7   Sole Voting Power
  Number of            0 shares                                               0%
   Shares     ==================================================================
Beneficially   8   Shared Voting Power
  Owned By             455,000 shares                                       5.1%
    Each      ==================================================================
  Reporting    9   Sole Dispositive Power
   Person              0 shares                                               0%
    With      ==================================================================
              10   Shared Dispositive Power
                       455,000 shares                                       5.1%
================================================================================
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                 455,000 shares
================================================================================
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]
================================================================================
13    Percent of Class Represented by Amount in Row (11)
                                                                            5.1%
================================================================================
14    Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    4 of 18

CUSIP
No. 387241102                           13D

================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                               John Kornreich

================================================================================
 2    Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                         (b) [ ]
================================================================================
 3    SEC Use Only

================================================================================
 4    Source of Funds*               WC

================================================================================
 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

================================================================================
 6    Citizenship or Place of Organization                         United States

================================================================================
               7   Sole Voting Power
  Number of            0 shares                                               0%
   Shares     ==================================================================
Beneficially   8   Shared Voting Power
  Owned By             505,000 shares                                       5.7%
    Each      ==================================================================
  Reporting    9   Sole Dispositive Power
   Person              0 shares                                               0%
    With      ==================================================================
              10   Shared Dispositive Power
                       505,000 shares                                       5.7%
================================================================================
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                 505,000 shares
================================================================================
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]
================================================================================
13    Percent of Class Represented by Amount in Row (11)
                                                                            5.7%
================================================================================
14    Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    5 of 18

CUSIP
No. 387241102                           13D

================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                               Harvey Sandler

================================================================================
 2    Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                         (b) [ ]
================================================================================
 3    SEC Use Only

================================================================================
 4    Source of Funds*               WC

================================================================================
 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

================================================================================
 6    Citizenship or Place of Organization                         United States

================================================================================
               7   Sole Voting Power
  Number of            0 shares                                               0%
   Shares     ==================================================================
Beneficially   8   Shared Voting Power
  Owned By             455,000 shares                                       5.1%
    Each      ==================================================================
  Reporting    9   Sole Dispositive Power
   Person              0 shares                                               0%
    With      ==================================================================
              10   Shared Dispositive Power
                       455,000 shares                                       5.1%
================================================================================
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                 455,000 shares
================================================================================
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]
================================================================================
13    Percent of Class Represented by Amount in Row (11)
                                                                            5.1%
================================================================================
14    Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    6 of 18

CUSIP
No. 387241102                           13D

================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                               Andrew Sandler

================================================================================
 2    Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                         (b) [ ]
================================================================================
 3    SEC Use Only

================================================================================
 4    Source of Funds*               WC

================================================================================
 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

================================================================================
 6    Citizenship or Place of Organization                         United States

================================================================================
               7   Sole Voting Power
  Number of            0 shares                                               0%
   Shares     ==================================================================
Beneficially   8   Shared Voting Power
  Owned By             455,000 shares                                       5.1%
    Each      ==================================================================
  Reporting    9   Sole Dispositive Power
   Person              0 shares                                               0%
    With      ==================================================================
              10   Shared Dispositive Power
                       455,000 shares                                       5.1%
================================================================================
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                 455,000 shares
================================================================================
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]
================================================================================
13    Percent of Class Represented by Amount in Row (11)
                                                                            5.1%
================================================================================
14    Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    7 of 18

CUSIP
No. 387241102                           13D

================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                               J.K. Media, L.P.

===============================================================================
 2    Check the Appropriate Box if a Member of a Group*                  (a) [ ]

                                                                         (b) [ ]
================================================================================
 3    SEC Use Only

================================================================================
 4    Source of Funds*               WC

================================================================================
 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

================================================================================
 6    Citizenship or Place of Organization                              New York

================================================================================
               7   Sole Voting Power
  Number of            50,000 shares                                        0.6%
   Shares     ==================================================================
Beneficially   8   Shared Voting Power
                       0 shares                                               0%
  Owned By    ==================================================================
    Each       9   Sole Dispositive Power
  Reporting            50,000 shares                                        0.6%
   Person     ==================================================================
    With      10   Shared Dispositive Power
                       0 shares                                               0%
================================================================================
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                 50,000 shares
================================================================================
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]
================================================================================
13    Percent of Class Represented by Amount in Row (11)
                                                                            0.6%
================================================================================
14    Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    8 of 18

      This statement, dated February 11, 1998, relates to the reporting persons' acquisition of shares of common stock of Granite Broadcasting Corp.
(the "Issuer").

ITEM 1.     Security and Issuer.

            (a) Common Stock, $0.01 par value per share (the "Common Stock") (CUSIP No. 387241102).

            (c)   Granite Broadcasting Corp.
                  One Dag Hammarskjold Plaza
                  New York, New York  10017

ITEM 2.     Identity and Background

      The reporting persons include, among others, Sandler Capital Management, a registered investment adviser and a New York general partnership ("SCM"), and Harvey Sandler, John Kornreich, Michael Marocco and Andrew Sandler, (each, an "Individual", and collectively, the "Individuals"). SCM holds securities on behalf of certain managed accounts with respect to which SCM exercises investment and voting discretion. Each Individual, through a Delaware or New York corporation that is controlled by such Individual and that serves as a general partner of SCM, may be deemed to be a beneficial owner of the securities held by the partnership and such managed accounts. Each of Sandler Associates, a New York limited partnership and J. K. Media, L.P., a New York limited partnership, owns shares of Common Stock. Each Individual is a general partner of Sandler Associates.


   1. (a) Sandler Capital Management, a registered investment adviser and a general partnership organized under the laws of the State of New York.

      (b) Address:
              767 Fifth Avenue, 45th Floor
              New York, New York 10153
      (c) Principal Occupation:  Investments.
      (d) No.
      (e) No.

      Harvey Sandler, John Kornreich and Andrew Sandler each control a Delaware corporation and Michael Marocco controls a New York corporation. Each of the corporations is a the general partner of SCM.

   2. (a) Sandler Associates, a limited partnership organized under the laws of the State of New York.

                                    9 of 18

                  (b) Address:
                         767 Fifth Avenue, 45th Floor
                         New York, New York 10153
                  (c) Principal Occupation:  Investments.
                  (d) No.
                  (e) No.

                  Harvey Sandler, John Kornreich, Michael Marocco and Andrew Sandler are the general partners of Sandler Associates. The limited partners of Sandler Associates include certain other investors.

        3.        (a) Michael J. Marocco, is the sole shareholder of MJDM Corp.
                  (b) Address:
                          767 Fifth Avenue, 45th Floor
                          New York, New York 10153

                  (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

                  (d) No.
                  (e) No.
                  (f) Citizenship:  United States.
                      MJDM Corp. is a general partner of SCM.

        4. (a) John Kornreich is the majority shareholder of Four JK Corp. and a general partner of J.K. Media, L.P.

                  (b) Address:
                          767 Fifth Avenue, 45th Floor
                          New York, New York 10153

                  (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.
                  (d) No.
                  (e) No.
                  (f) Citizenship:  United States.

                  Four JK Corp. is a general partner of SCM.

        5.        (a) Harvey Sandler is the sole shareholder of ARH Corp.
                  (b) Address:

                          767 Fifth Avenue, 45th Floor
                          New York, New York 10153

                  (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.
                  (d) No.
                  (e) No.
                                    10 of 18

                  (f) Citizenship:  United States.

                  ARH Corp. is a general partner of SCM. Harvey Sandler is the father of Andrew Sandler.

         6.       (a) Andrew Sandler is the majority member of ALSI, LLC.
                  (b) Address:
                          767 Fifth Avenue, 45th Floor
                          New York, New York 10153
                  (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.
                  (d) No.
                  (e) No.
                  (f) Citizenship:  United States.

                  ALSI, LLC is a general partner of SCM. Andrew Sandler is the son of Harvey Sandler.

         7. (a) J.K. Media, L.P., a limited partnership organized under the laws of the State of New York ("J.K. Media").
                  (b) Address:
                          767 Fifth Avenue, 45th Floor
                          New York, New York 10153
                  (c) Principal Occupation:  Investments.
                  (d) No.
                  (e) No.

                  John Kornreich is the general partner of J.K. Media.

ITEM 3.           Source and Amount of Funds or Other Consideration.

            The source of funds for the acquisition of the securities was the general working capital of the various managed accounts, the general working capital of Sandler Associates, and the general working capital of J.K. Media.

            The amount of funds used in acquiring the shares of Common Stock is set forth below:

                                    11 of 18

                                                   Number of      Purchase
                                                    Shares          Price
                                                 ------------   ------------
      Accounts Managed by SCM                       300,000      $3,389,155

      Sandler Associates                            155,000      $2,200,890

      J.K. Media                                     50,000      $  616,438

ITEM 4.     Purpose of Transaction.

      The reporting persons acquired their securities for the purposes of investment.

      The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 8,845,657 shares of Common Stock outstanding as reported by the Issuer to the reporting persons as of February 12, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of February 12, 1998:

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned      Beneficially Owned
----                             ------------------      ------------------

Sandler Capital Management          300,000(1)                  3.4%
Sandler Associates                  155,000(2)                  1.8%
Michael J. Marocco                  455,000(1,2,3)              5.1%
John Kornreich                      505,000(1,2,3,4)            5.7%
Harvey Sandler                      455,000(1,2,3)              5.1%
Andrew Sandler                      455,000(1,2,3)              5.1%
J.K. Media                           50,000(4)                   .6%

            (b) By virtue of being the manager of certain accounts owning shares of Common Stock with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 300,000 shares of Common Stock, representing approximately 3.4% of the outstanding Common Stock.

--------
(1)   Includes 300,000 shares of Common Stock held in accounts managed by SCM.

(2)   Includes 155,000 shares of Common Stock owned by Sandler Associates.

(3) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

(4)   Includes 50,000 shares of Common Stock owned by J.K. Media.

                                    12 of 18

                  By virtue of being the sole shareholder of MJ DM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 455,000 shares of Common Stock, representing approximately 5.1% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of Four JK Corp. and a general partner of Sandler Associates and J.K. Media, John Kornreich may be deemed to have shared power to vote and to dispose of 505,000 shares of Common Stock, representing approximately 5.7% of the outstanding Common Stock.

                  By virtue of being the sole shareholder of ARH Corp. and a general partner of Sandler Associates, Harvey Sandler may be deemed to have shared power to vote and to dispose of 455,000 shares of Common Stock, representing approximately 5.1% of the outstanding Common Stock.

                  By virtue of being a majority member of ALSI, LLC and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 455,000 shares of Common Stock, representing approximately 5.1% of the outstanding Common Stock.

            (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from December 9, 1997 through February 12, 1998, inclusive:

                                              Number of Shares
                               Purchase or     of Common Stock      Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Sandler Associates                1/6/98             50,000            $9.625
                                 2/10/98              4,500           $11.5938
                                 2/10/98                500           $11.6399
                                 2/11/98             45,000           $12.1005
                                 2/12/98              5,000           $11.625

Accounts Managed by
Sandler Capital Management       12/9/97              2,500            $9.00
                                12/22/97             15,500            $9.246
                                 1/13/98             10,000            $9.8125
                                 1/22/98              2,000           $10.50
                                 1/23/98             15,000           $10.75
                                 2/10/98             15,500           $11.5938
                                 2/10/98              5,000           $11.6399
                                 2/11/98             54,500           $12.1005
                                 2/11/98            115,000           $12.1573

J.K. Media                      12/31/97             10,000            $9.069
                                 2/10/98              5,000           $11.6399

                                    13 of 18

            All purchases of Common Stock were effected in open market transactions in the the over-the-counter market.
            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.
            (e) Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            Not Applicable.

ITEM 7.     Material to be filed as Exhibits.

            Exhibit 7.01 Agreement, effective as of February 11, 1998, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                    14 of 18

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.


Date: March 23, 1998


                               SANDLER ASSOCIATES

                             By: /s/ Andrew Sandler
                                 -------------------------
                                 Name: Andrew Sandler
                                 Title:   General Partner

                                 /s/ Michael J. Marocco
                                 -------------------------
                                 Michael J. Marocco

                                 /s/ John Kornreich
                                 -------------------------
                                 John Kornreich

                                 /s/ Harvey Sandler
                                 -------------------------
                                 Harvey Sandler

                                 /s/ Andrew Sandler
                                 -------------------------
                                 Andrew Sandler


                                    15 of 18

            SANDLER CAPITAL MANAGEMENT

            By:   ARH Corp.

                  By:   /s/ Edward Grinacoff
                        -------------------------------
                        Name: Edward Grinacoff
                        Title: Secretary and Treasurer

            J.K. MEDIA, L.P.

                  By:   /s/ John Kornreich
                        -------------------------------
                        Name: John Kornreich
                        Title: General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                    16 of 18